UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2013 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  N/A

On December 16, 2013 Perion announced that its latest Investor Relation’s presentation was available at: http://www.perion.com/wp-content/uploads/2013/12/Q3-13-IR-presentation-Final.pdf.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd. By: /s/ Limor Gershoni Levy Name: Limor Gershoni Levy Title: Corporate Secretary & General Counsel

Date: December 16, 2013